UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO SECTION 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2023

Commission File Number: 001-41430

Pagaya Technologies Ltd.
(Exact Name of Registrant as Specified in Its Charter)

Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On October 5, 2023, Pagaya Technologies Ltd. (“Pagaya”) announced the appointment of Sanjiv Das as its new President. In this role, Mr. Das will oversee the strategy and growth of the Company’s commercial business, including Pagaya’s single-family rental business and Darwin subsidiary, as it continues to enhance its tech-enabled product offering and expand its new and existing lending partnerships. Mr. Das most recently served as CEO of Caliber Home Loans, a NewRez-owned residential mortgage lending company. Mr. Das, who begins his new role on October 16, 2023, will replace Ashok Vaswani, who has served as Pagaya’s President since June 2022. During the transition, Mr. Vaswani will continue his service with Pagaya as an Advisory Director.

The information in this Report on Form 6-K is incorporated by reference into Pagaya’s Registration Statement on Form S-8 (File No. 333-274540), Form S-8 (File No. 333-265739), Registration Statement on Form F-3 (File No. 333-266228), Registration Statement on Form F-3 (File No. 333-266930), Registration Statement on Form F-3 (File No. 333-271343) and Registration Statement on Form F-3 (File No. 333-274862), to the extent not superseded by information subsequently filed or furnished (to the extent Pagaya expressly states that it incorporates such furnished information by reference) by Pagaya under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PAGAYA TECHNOLOGIES LTD.

Date: October 5, 2023	By:	/s/ Gal Krubiner
	Name:	Gal Krubiner
	Title:	Chief Executive Officer